UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2026 Financial Results

GMV grew 12.0% (+4.5% FXN), with Subscription revenue up 7.1% (+0.2% FXN)

Free cash flow increased 77.3% to US$13.3 million, reaching a 21.0% margin

NEW YORK, November 5, 2026 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the third quarter of 2026 ended September 30, 2026. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz, founder and co-CEO of VTEX, commented, “Our AI-native vision is increasingly becoming a product reality. We are accelerating software development, with merged pull requests per engineer up 100% from Q1 baseline and unit cost per merged pull request down approximately 46%. Our new FastStore also demonstrates the customer-facing potential of this transformation, delivering high-nineties Lighthouse scores and higher conversion rates. At the same time, our four strategic growth drivers, Global Expansion, B2B, Ads and AI, continue to grow significantly faster than our overall business, and each represents a large addressable market where we believe VTEX has a strong right to win. Despite adverse macro conditions, we like the position we are building, and our focus is now on turning these proof points into durable growth at scale while maintaining the financial discipline that gives us the ability to invest for the long term.”

Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Our global strategy is translating into tangible enterprise traction. Kohler, an American manufacturer and one of the world’s most recognized providers of bath and kitchen fixtures, went live on VTEX this quarter with its next-generation B2B commerce platform for its U.S. distributor network, while Worldwide Golf expanded its footprint with us. B2B is also becoming an increasingly meaningful part of our pipeline across North America and Europe, while nearly one-third of new VTEX CX Platform contract value this quarter came from outside Brazil. Together, these developments reinforce our ability to win with large enterprises globally, deepen customer relationships, and expand across use cases over time.”

Third Quarter 2026 Financial Highlights

•
GMV reached US$5.5 billion in the third quarter of 2026, representing a YoY increase of 12.0% in USD and 4.5% on an FX-neutral basis.
•
Total revenue increased to US$63.4 million in the third quarter of 2026 from US$59.6 million in the third quarter of 2025, representing a YoY increase of 6.3% in USD and a decrease of 0.4% on an FX-neutral basis.
•
Subscription revenue represented 98.7% of total revenues, reaching US$62.5 million in the third quarter of 2026, from US$58.4 million in the third quarter of 2025. This represents a YoY increase of 7.1% in USD and 0.2% on an FX-neutral basis.
•
Non-GAAP subscription gross profit was US$50.7 million in the third quarter of 2026, compared to US$46.9 million in the third quarter of 2025, representing a YoY increase of 8.2% in USD and 0.1% on an FX-neutral basis.
o
Non-GAAP subscription gross margin was 81.1% in the third quarter of 2026, compared to 80.2% in the same quarter of 2025.
•
Non-GAAP income from operations was US$12.1 million during the third quarter of 2026, compared to US$9.5 million in the same quarter of 2025.
•
Non-GAAP net income was US$7.0 million during the third quarter of 2026, compared to US$10.6 million in the same quarter of 2025.
•
Non-GAAP free cash flow was US$13.3 million during the third quarter of 2026, compared to US$7.5 million in the same quarter of 2025.
•
As of September 30, 2026, our total headcount was 1,109, increasing 0.6% QoQ and decreasing 10.1% YoY.
•
During the third quarter of 2026, 2.8 million Class A common shares had been repurchased pursuant to the share buyback program at an average price of US$3.85 per share for a total cost of US$10.8 million.

Third Quarter 2026 Commercial Highlights

New customers who initiated their operations with us, among others:

•
Pamplona B2B, Skechers and Teka in Brazil;
•
Droguerías Cafam and Tiendas D1 in Colombia;
•
Optima Mayoreo in Mexico;
•
Avon in Saudi Arabia; and
•
Kohler in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Adidas launched a new store in Ecuador, expanding its regional VTEX footprint;
•
Hinode debuted its new premium brand, OULAB, launching both B2C and B2B in Brazil;
•
LG launched a new store in Panama, expanding its presence across the Americas; and
•
The Foschini Group launched JD Sports in South Africa, expanding its portfolio of brands.

Customers adopting or expanding their use of the VTEX product suite included, among others:

•
EssilorLuxottica expanded its relationship with VTEX by implementing the VTEX CX Platform in Brazil;
•
Pentru Animale expanded its relationship with VTEX by implementing the VTEX CX Platform in Romania;
•
TotalPass initiated its relationship with VTEX by becoming a VTEX Ads Platform publisher in Brazil; and
•
Red Bull initiated its relationship with VTEX by becoming a VTEX Ads Platform advertiser in Brazil.

Third Quarter 2026 Operational Highlights

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
VTEX AI Workspace has expanded to eleven active enterprise merchants, including Amo Beleza, Decathlon, Grupo CVLB and Whirlpool, as well as new adopters such as Obramax and Track&Field, to accelerate the transition to an agentic model of commerce operations. In Q3, the platform more than doubled its operational insight capabilities, giving merchants the flexibility to configure their own custom business rules and domain logic so that agent recommendations reflect their exact operational standards. This enhanced depth has already begun driving concrete catalog, search, and analytics improvements. In one early deployment, the AI agent successfully identified 145 underperforming search rules that had generated 76,000 search impressions without a single order over a 28-day period. By leveraging a rapid iteration cycle that moves from idea to customer validation in as little as two to five weeks, VTEX is continuously turning these early learning experiences into scalable platform features that can be deployed across all participating merchants, paving the way for a highly secure, frictionless onboarding expansion.
•
Avon, a global beauty leader, partnered with VTEX to launch its first-ever digital operation in Saudi Arabia, establishing a landmark B2B commerce engine to power its iconic social selling model in the region. The primary goal was to deploy a sophisticated, fully bilingual (Arabic and English) headless architecture capable of supporting thousands of sales representatives within a complex multi-level commission structure. Developed with implementation partner Logixal, the platform treats each sales representative as a distinct B2B organization, enabling a hybrid model where reps purchase products for themselves and their customers. Leveraging VTEX's composable architecture, Avon successfully manages a multi-tiered user hierarchy, allowing for advanced capabilities such as sales leaders placing orders on behalf of their team members while ensuring that all sales and commissions are accurately tracked. By digitizing its unique direct-selling model on a scalable and flexible platform, Avon has successfully established a powerful, future-proof foundation to accelerate its growth and brand presence in the strategic Middle Eastern market.
•
D1, Colombia's leading hard discount retail chain, partnered with VTEX to modernize its digital commerce operation, establishing a highly scalable and efficient foundation to support its regional growth. The primary goal of the migration was to deliver a seamless online shopping experience across both web and mobile app channels while integrating smoothly with D1's unique neighborhood store logistics. Leveraging VTEX's flexible platform, D1 implemented an intelligent geographic zoning system that automatically displays product availability and guarantees rapid delivery times based on the customer's exact location. This unified commerce setup centralizes their entire catalog, dynamically managing regional pricing and inventory, while automatically routing grocery orders to the most efficient local fulfillment hub. D1 has built a highly reliable digital channel that preserves its signature low cost operating model while bringing convenience to millions of Colombian households.
•
EssilorLuxottica, the global leader in the eyewear industry, partnered with the VTEX CX Platform to deploy a sophisticated suite of AI agents for its direct-to-consumer brand, E-lens, transforming its customer service into a highly proactive sales engine. The primary goal was to automate the complex, high-touch journey of purchasing prescription contact lenses online. By implementing intelligent agents, the company automated critical touchpoints, including AI-powered prescription interpretation from images, real-time order status, and personalized product recommendations. To streamline repeat purchases, the agent natively retrieves customers’ order history to facilitate friction-free reordering of the same lenses in just a few clicks, while proactively recommending bulk quantities to highlight cost advantages. Strategically, the agent also calculates the average lifespan of previously purchased lenses to proactively trigger replenishment reminders at the ideal moment, reducing the risk of customer churn to competing brands. This agentic approach now handles 75% of all customer conversations autonomously, achieving a positive customer satisfaction rating of 84.9%. With VTEX, EssilorLuxottica has successfully turned a traditional support channel into a scalable, high-frequency conversion engine, maximizing customer lifetime value while delivering a seamless, high-quality experience.

•
Kohler Co., an American manufacturer and one of the world’s most recognized providers of bath and kitchen fixtures, partnered with VTEX and implementation partner EY to launch KCIC 2.0, its next-generation B2B commerce platform built specifically for its extensive network of distributor partners in the United States. Following a deep digital transformation journey, the primary goal was to completely redesign and redevelop Kohler’s legacy distributor portal into an intuitive, high-performance commerce experience shaped directly by end-user feedback. Grounded in extensive customer research, discovery workshops, and iterative validation with distributors, the modern portal eliminates operational friction by placing user-centric workflows at the core of the wholesale purchasing journey. Leveraging VTEX’s scalable enterprise commerce platform, Kohler successfully streamlined complex B2B catalog navigation, order orchestration, and account management, providing distributor partners with the autonomy and speed required for daily commercial operations. By combining Kohler’s deep industry heritage with VTEX’s agile technology and EY’s strategic delivery, the launch of KCIC 2.0 establishes a distributor-centric digital commerce experience, creating a collaborative, future-proof foundation for the iconic manufacturer’s continued B2B growth.
•
Olímpica, one of Colombia's largest retail chains, partnered with the VTEX Ads Platform to transform its extensive physical and digital assets into a unified, performance-driven retail media network. The primary goal was to harness the power of its immense audience (encompassing 4.8 million unique customers, 10 million monthly transactions, and a footprint of over 414 stores) to create a new, high-margin revenue stream. Leveraging the VTEX Ads infrastructure, Olímpica successfully connected its vast first-party data with a powerful omnichannel advertising inventory, spanning from digital placements on its website to over 1,200 in-store screens. This allows partner brands to run integrated campaigns across the entire shopper journey and enables Olímpica to measure performance from initial impression to final sale, tracking key metrics like ROAS and units sold. By turning its traditional store spaces into measurable, high-impact media channels, Olímpica has established its omnichannel retail media in Colombia, converting its existing audience and physical scale into a powerful engine for business growth.
•
Skechers, one of the world's leading global footwear brands, partnered with VTEX to launch its new direct-to-consumer digital operation in Brazil, establishing a high-performance foundation to support a massive market expansion. Seeking to transition from a distributor-led model to direct local operations in the country, the American brand prioritized a premium online flagship to anchor its physical and digital growth. Developed in just five months, the new digital storefront was built using VTEX’s FastStore front-end framework, delivering a lightning-fast, mobile-first shopping experience optimized for conversion. This high-speed digital channel was strategically launched to serve as the brand's central engine for online customer acquisition, working in perfect synergy with its aggressive retail rollout and the rapid opening of its own brick-and-mortar stores across the country. By combining a premium on-site experience with rapid load times and seamless cart flows, the new digital storefront successfully anchors Skechers' omnichannel leap, giving the global footwear giant the scale, agility, and brand presence required in the highly competitive Brazilian sports and lifestyle market.
•
TotalPass, one of Brazil's leading corporate wellness benefits platforms and part of the Smart Fit group, partnered with VTEX Ads to launch TotalAds, its proprietary in-app retail media platform designed to intelligently monetize its highly engaged audience. The primary goal was to create a highly segmented marketing channel for third-party brands to connect with a qualified, recurring base of over 4.9 million monthly active users during key moments of their health and fitness journeys. Leveraging the robust technology of the VTEX Ads Platform, TotalPass implemented an end-to-end ecosystem to build, distribute, and measure campaigns, prioritizing strategic banner placements across the app's high-traffic touchpoints, including the home screen, class booking, and gym check-in flows. By utilizing the platform's first-party data and user behaviors, partner brands can deploy highly contextual campaigns, such as targeting users during peak workout hours. Through this strategic technological alliance, TotalPass has successfully established a high-growth, high-margin advertising business, creating a powerful marketing channel while preserving a seamless and non-intrusive user experience within its fitness ecosystem.

•
Worldwide Golf Shops, a leading golf retailer in the United States, partnered with VTEX to modernize its digital storefront, executing an accelerated migration from VTEX StoreFramework to VTEX FastStore to capture a high-volume fourth quarter. Utilizing an innovative, agent-led migration process, the brand transitioned from kickoff to fully live in just 75 days. The migration delivered a high-conversion frontend across home, category, and product pages, while the integration of the new VTEX CMS improved day-to-day operations by empowering the merchandising team to preview, branch, and launch content autonomously without developer bottleneck. This powerful combination of speed, usability, and modern architecture yielded immediate commercial success, driving a remarkable 20% increase in sales compared to the brand's previous storefront. By combining rapid deployment with immediate double-digit revenue growth, Worldwide Golf Shops has successfully established a highly agile, future-proof digital flagship capable of scaling its market leadership.

Business Outlook

We continue to advance our AI-native commerce vision through tangible product innovation and remain focused on our growth drivers — Global Expansion, B2B, Ads, and AI — while deploying technology to reaccelerate performance for both VTEX and our customers.

Despite a volatile macro environment, our disciplined execution supports improving profitability and sustained investment in R&D. We are encouraged by the quality of new customer additions, continued expansion within our base, and our strong positioning with global enterprises, reinforcing our confidence in long-term growth and value creation.

Our updated outlook reflects further weakening in consumption trends in Brazil, particularly in October, and greater near-term uncertainty. These headwinds are partially offset by less demanding year-over-year comparisons and an increasing contribution from our strategic growth drivers.

For the fourth quarter of 2026, we are targeting:

•
Subscription revenue to decrease at low-single digit percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at an approximately flat percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the mid-twenties percentage margin; and
•
Free cash flow to be in the mid-twenties percentage margin.

For the full year 2026, we are now targeting:

•
Subscription revenue to grow at an approximately flat percentage rate on an FX-neutral year-over-year basis;
•
Gross profit to grow at low-single digit percentage rate on an FX-neutral year-over-year basis;
•
Non-GAAP income from operations to be in the low-twenties percentage margin; and
•
Free cash flow to be in the low-twenties percentage margin.

Assuming foreign exchange rates remain broadly consistent with October's closing levels, our FX-neutral subscription revenue growth guidance would translate into additional reported U.S. dollar growth of approximately 3.5 percentage points in Q4 and 7.4 percentage points for the full year.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and nine months ended September 30, 2026 and 2025.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
GMV	5,548.3	4,955.7	16,332.9	14,137.8
GMV growth YoY FXN (1)	4.5%	11.8%	6.0%	14.1%
Subscription Revenue	62.5	58.4	186.3	168.2
Subscription Revenue growth YoY FXN (1)	0.2%	7.2%	1.9%	11.0%
Non-GAAP subscription gross profit (2)(4)	50.7	46.9	151.8	134.2
Non-GAAP subscription gross profit margin (3)(4)	81.1%	80.2%	81.5%	79.8%
Non-GAAP income from operations (4)	12.1	9.5	36.4	23.3
Non-GAAP net income (4)	7.0	10.6	28.7	23.7
Total number of employees	1,109	1,234	1,109	1,234

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2025, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2026, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-833-461-5787 (Conference ID –716-890-688–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Subscription revenue	62.5	58.4	186.3	168.2
Subscription cost	(11.8)	(11.6)	(34.6)	(34.2)
Subscription gross profit	50.7	46.8	151.7	134.0
Share-based compensation	0.0	0.0	0.1	0.2
Non-GAAP subscription gross profit	50.7	46.9	151.8	134.2
Non-GAAP subscription gross margin	81.1%	80.2%	81.5%	79.8%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Sales & Marketing expense	(15.1)	(16.7)	(47.4)	(51.0)
Share-based compensation expense	0.5	1.5	2.0	3.4
Amortization related to acquisitions	0.4	0.4	1.2	1.2
Earn out expenses related to acquisitions	0.0	—	0.0	0.3
Non-GAAP Sales & Marketing expense	(14.2)	(14.8)	(44.1)	(46.2)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Research & Development expense	(19.9)	(16.7)	(55.1)	(47.0)
Share-based compensation expense	1.7	1.3	3.8	3.7
Amortization related to acquisitions	0.2	0.2	0.5	0.4
Earn out expenses related to acquisitions	0.0	—	0.0	0.2
Non-GAAP Research & Development expense	(18.1)	(15.3)	(50.8)	(42.7)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
General & Administrative expense	(8.0)	(8.1)	(25.0)	(26.2)
Share-based compensation expense	2.0	1.9	5.9	6.7
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.1)	(6.3)	(19.1)	(19.5)

The following table presents a reconciliation of our non-GAAP income from operations to income (loss) from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Income from operations	7.2	4.2	22.7	6.9
Share-based compensation expense	4.2	4.7	11.9	14.3
Amortization related to acquisitions	0.6	0.6	1.7	1.6
Earn out expenses related to acquisitions	0.0	—	0.0	0.5
Non-GAAP income from operations	12.1	9.5	36.4	23.3

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Net income	3.0	6.4	17.1	10.2
Share-based compensation expense	4.2	4.7	11.9	14.3
Amortization related to acquisitions	0.6	0.6	1.7	1.6
Earn out expenses related to acquisitions	0.0	—	0.0	0.5
Income taxes related to non-GAAP adjustments	(0.8)	(1.0)	(2.0)	(2.9)
Non-GAAP net income	7.0	10.6	28.7	23.7

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2026	2025	2026	2025
Net cash provided by operating activities	13.5	8.2	39.8	22.1
Acquisitions of property and equipment	(0.2)	(0.7)	(0.4)	(0.9)
Free cash flow	13.3	7.5	39.4	21.3

The following table sets forth the FX-neutral measures related to our reported results of the operations for the three months ended September 30, 2026:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	3Q26	3Q25	% Change	3Q26	3Q25	% Change
Subscription revenue	62.5	58.4	7.1%	58.5	58.4	0.2%
Services revenue	0.9	1.2	(29.5%)	0.8	1.2	(31.5%)
Total revenue	63.4	59.6	6.3%	59.3	59.6	(0.4%)
Gross profit	50.5	46.1	9.7%	46.8	46.1	1.6%
Income from operations	7.2	4.2	72.9%	5.7	4.2	37.7%

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the AI-native commerce suite designed for CIOs and CEOs, focused on driving operational efficiency. Evolving from software into a connected platform, VTEX unifies a multi-product ecosystem—comprising a Commerce platform (VTEX Commerce Platform), an Ads platform (VTEX Ads Platform), and an AI conversational platform (VTEX CX Platform)—to deliver solutions such as B2C Omnichannel, B2B commerce, agent-assisted customer service, WhatsApp Store, distributed OMS, marketplace enablement, and advertising solutions. This architecture enables brands and retailers to eliminate friction, orchestrate operations, and accelerate profitable growth.

Trusted by approximately 2,200 customers—including Carrefour, Colgate, Electrolux, KitchenAid, OBI, Stanley Black & Decker, and Whirlpool—across 44 countries, VTEX brings the best of Brazilian engineering to the global market. For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Subscription revenue	62,529	58,400	186,289	168,228
Services revenue	851	1,208	2,176	4,335
Total revenue	63,380	59,608	188,465	172,563
Subscription cost	(11,841)	(11,567)	(34,623)	(34,244)
Services cost	(994)	(1,961)	(3,132)	(5,980)
Total cost	(12,835)	(13,528)	(37,755)	(40,224)
Gross profit	50,545	46,080	150,710	132,339
Operating expenses
General and administrative	(8,048)	(8,138)	(24,994)	(26,198)
Sales and marketing	(15,126)	(16,701)	(47,368)	(50,989)
Research and development	(19,908)	(16,725)	(55,089)	(47,009)
Other losses	(251)	(347)	(543)	(1,258)
Income from operations	7,212	4,169	22,716	6,885
Other income (expense), net	(2,924)	2,207	(3,019)	4,732
Income before income tax	4,288	6,376	19,697	11,617
Total income tax	(1,305)	(14)	(2,636)	(1,408)
Net income for the period	2,983	6,362	17,061	10,209
Less: net income (loss) attributable to non-controlling interest	2	11	(18)	6
Net income attributable to controlling shareholders	2,981	6,351	17,079	10,203
Earnings per share
Basic earnings per share	0.018	0.035	0.102	0.056
Diluted earnings per share	0.018	0.034	0.098	0.055

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	18,883	15,744
Marketable securities	166,246	176,357
Trade receivables	57,798	61,601
Recoverable taxes	7,171	6,716
Deferred commissions	2,181	2,021
Prepaid expenses and other current assets	5,567	5,066
Total current assets	257,846	267,505

Non-current assets
Equity investments	9,649	9,649
Trade receivables	3,053	6,218
Deferred tax assets	12,595	11,765
Recoverable taxes	6,062	5,050
Deferred commissions	4,497	5,025
Prepaid expenses and other non-current assets	1,148	1,151
Right-of-use assets	9,972	2,751
Property and equipment, net	3,001	3,245
Intangible assets, net	6,524	7,949
Goodwill	27,254	26,324
Total non-current assets	83,755	79,127
Total assets	341,601	346,632

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2026	December 31, 2025
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,129	36,216
Taxes payable	6,631	7,263
Lease liabilities	2,403	1,635
Deferred revenue	39,526	37,931
Other current liabilities	8,030	4,918
Total current liabilities	92,719	87,963

Non-current liabilities
Accounts payable and accrued expenses	2,777	3,602
Taxes payable	128	161
Lease liabilities	7,773	1,249
Accounts payable from acquisition of subsidiaries	1,653	1,449
Deferred revenue	14,949	17,743
Deferred tax liabilities	425	589
Other non-current liabilities	1,964	317
Total non-current liabilities	29,669	25,110
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 84,895,991 and 92,576,749 issued; 84,841,822 and 92,576,749 outstanding. Class B: 78,046,730 and 80,416,730 issued and outstanding	16	17
Additional paid-in capital	288,543	321,976
Accumulated other comprehensive income	3,320	1,307
Accumulated losses	(72,725)	(89,804)
Equity attributable to VTEX’s shareholders	219,154	233,496
Non-controlling interests	59	63
Total shareholders’ equity	219,213	233,559
Total liabilities and equity	341,601	346,632

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Nine months ended
	September 30, 2026	September 30, 2025
Income for the period	17,061	10,209
Adjustments for:
Depreciation and amortization	2,574	2,400
Deferred income tax	(391)	1,470
Gain (loss) on disposal of rights of use, property, equipment, and intangible assets	(65)	7
Expected credit losses from trade receivables	1,124	1,423
Share-based compensation	11,128	13,061
Loss (gain) on investments and other financial instruments, net	916	(13,099)
Others and foreign exchange, net	2,643	6,919
Change in operating assets and liabilities
Trade receivables	8,288	8,832
Recoverable taxes	(1,158)	1,201
Prepaid expenses and other assets	280	(1,240)
Accounts payable and accrued expenses	(1,735)	889
Operating leases	(1,273)	(1,209)
Taxes payable	(915)	(2,934)
Deferred revenue	(3,076)	(6,394)
Other liabilities	4,401	582
Net cash provided by operating activities	39,802	22,117
Cash flows from investing activities
Purchase of marketable securities	(29,703)	(173,980)
Sales and maturities of marketable securities	40,266	194,283
Acquisition of subsidiaries net of cash acquired	-	(3,693)
Acquisitions of intangible assets	(480)	-
Acquisitions of property and equipment	(448)	(852)
Derivative financial instruments	(1,862)	2,725
Other investing activities	(116)	-
Net cash provided by investing activities	7,657	18,483
Cash flows from financing activities
Proceeds from the exercise of stock options	750	226
Net-settlement of share-based payment	(1,285)	(1,902)
Buyback of shares	(43,678)	(37,811)
Acquisition of subsidiary noncontrolling interest	(446)	(164)
Payment of loans and financing	-	(47)
Net cash used in financing activities	(44,659)	(39,698)
Net increase in cash and cash equivalents	2,800	902
Cash and cash equivalents, beginning of the period	15,744	18,673
Effect of exchange rate changes	339	820
Cash and cash equivalents, end of the period	18,883	20,395
Supplemental cash flow information:
Cash (paid) refunded for income taxes	15	201
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	8,909	938
Unpaid amount related to business combinations	204	456
Unpaid amount related to intangible assets acquisitions	175	1,616
Transactions with non-controlling interests	16	12

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 5, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer